CONFIDENTIAL TREATMENT REQUESTED BY MOBIFON HOLDINGS B.V.

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Larry Spirgel
Assistant Director

Capelle aan den IJssel, 12 September 2005

Re:	MobiFon Holdings B.V. Form 20-F for the fiscal year ended 31 December 2005 Form 6-K Filed 19 May 2005 File No. 333-1088879

Dear Mr. Spirgel

We have received your comment letter of 10 August 2005 regarding the above referenced periodic filings of MobiFon Holdings B.V. (“Holdings” or the “Company”).

We note for the information of the Staff that concurrent with the submission to you of this letter, confidential treatment of this response letter is being requested under the Commission’s rules pursuant to the accompanying confidential treatment request. Accordingly, this response letter is being filed by hand and not via EDGAR. A redacted copy has been filed via EDGAR.

We also note for the information of the Staff that Vodafone International Holdings, B.V., a wholly owned subsidiary of Vodafone Group Plc (“Vodafone”), purchased the Company’s direct parent, ClearWave N.V. (“ClearWave”), from a subsidiary of Telesystem International Wireless Inc. (“TIW”) on 31 May 2005. As a result the Company is now an indirect subsidiary of Vodafone. The Company furnished a news release issued by Vodafone regarding this change of ownership on Form 6-K on 1 June 2005. Following the above change in ownership, the Company’s certifying officers under Rule 302 and Rule 906 of the Sarbanes Oxley Act of 2002 are now Erik de Rijk (CEO) and Michiel Heere (CFO).

As requested, we acknowledge that

  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MobiFon Holdings B.V.
Rivium Quadrant 173-177, 15th floor
2909 LC Capelle aan den IJssel, The Netherlands
Telephone: +31 10 498 7711, Facsimile: +31 10 498 7722

Registered at the Chamber of Commerce No.: 34 17 10 18

CONFIDENTIAL TREATMENT REQUESTED BY MOBIFON HOLDINGS B.V.

Form 20-F for Fiscal Year Ended December 31, 2004
Basic and Value-added Voice Services, page 21

1. Tell us the nature of partnerships with third party content providers, which you implemented using a revenue sharing model. Please tell us how you accounted for these transactions and refer to your basis in the accounting literature.

Response
Our operating subsidiary, MobiFon S.A. (“MobiFon”) has partnerships with third party providers of a number of value added services which require content that we do not produce, such as logo & ring tones, contests with prizes, interaction with TV & radio shows, information and help lines and quizzes. All these services are provided through interactive voice response (“IVR”), short messaging services (“SMS”), multimedia messaging services (“MMS”), wireless application protocol (“WAP”) or voice.

The services are accessed through our own network with a range of short numbers (four digits) that are used by our customers to access the special services. The partners provide the content of these special services and are responsible for ensuring the availability of the content. The partners also have a customer service department to deal with various customer queries. Generally, however, our customer’s first enquiry would be to MobiFon’s customer service department who would then provide the partner’s contact number. The partners also advertise the availability of and publish the tariffs for the services, once such prices have been agreed with MobiFon.

The partners pay MobiFon a monthly fee for the use of the short number that varies from [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] to [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] and a per transaction tariff for sending the content to the customer. MobiFon charges its customer for the SMS requesting the logo, ring-tone or other special services and for the content delivered. MobiFon then pays the partner a percentage of the selling price of the content. Depending on prior negotiation with each partner the percentage paid to the partner ranges between [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] and [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] of the selling price.

MobiFon had previously concluded that it was principal in these transactions, and accordingly, revenues from these transactions were reported in our annual report on Form 20-F based on the gross amount we billed to customers and partners. We understand that previous management considered that MobiFon acts as principal in the transaction because MobiFon assumes the risk of loss for collection, which in Romania, they deemed to be a significant factor.

Following the acquisition by Vodafone of the Company, we conducted a review of our accounting for these arrangements. As a result of this review we now believe that MobiFon was acting as an agent on behalf of partners and the revenue related to these transactions should be recognised based on the net amount retained in accordance with EITF 99-19. This is primarily because:

  we believe the risk of credit loss is at least partially mitigated because the products and services from the arrangements with partners are available to all customers and, at 31 December 2004, many of our customers are on arrangements where products and services are paid in advance;

  we believe the customer views the partner as the principal in the transaction because the four digit short number used by the customer to order the content is unique to a specific product from a specific partner and the content is marketed directly by the partners;

  the content provider bears the cost in the event of a product not meeting advertised specifications or refunds needing to be given to the customer;

  the margin MobiFon receives is negotiated in advance of the sale to the customer; and

CONFIDENTIAL TREATMENT REQUESTED BY MOBIFON HOLDINGS B.V.

  MobiFon does not change the content. However, MobiFon does determine certain specifications to facilitate delivery over the MobiFon network.

The amounts of revenue and expenses related to these partner agreements recognised in the statement of income for the year ended 31 December 2004 were [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] thousand and [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] thousand, respectively. Had we recognised this revenue based on the net amount retained by MobiFon, we would have recognised [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] thousand less revenue. Based on a quantitative and qualitative consideration of the facts and circumstances, having regard to the qualitative considerations outlined in SAB Topic 1M, we do not believe this difference, which represents less than [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] of MobiFon’s total service revenue for the year ended 31 December 2004, results in a material misstatement to our financial statements.

In the future, we will report this revenue based on the amount net retained by MobiFon after payments are made to our partners and not the gross amount billed to our customers and partners.

Form 20-F for Fiscal Year Ended December 31, 2004
Distribution Channels, page 25

2. Tell us how you account for handset subsidies provided by the dealers. Additionally please clarify your disclosure to state, if true, that dealer commission are expensed when earned, even if paid in instalments.

Response
The manner in which dealers are required to contribute an amount to the subsidies we provide for handsets is as follows. MobiFon sells subsidised handsets to the dealers to support the dealers in the customer activation process. MobiFon recognises the subsidy in full, when the phone is sold to the dealer. The dealer has no right to return the handset to MobiFon. The selling price to the final customer is recommended and advertised by MobiFon and is lower than the price that the dealer pays to MobiFon. The dealer, however, is under no obligation to sell at this lower price.

For example, MobiFon purchases a handset for $50, which is then sold to the dealer for $29 and which MobiFon suggests be sold to the customer for $19. MobiFon immediately recognises a $21 subsidy (by crediting revenue for $29 and debiting cost for $50) in cost of equipment. If the dealer subsequently sells the handset for $19 in connection with the activation of a customer, the additional $10 subsidy is recognised by the dealer and not by MobiFon. However, MobiFon will be paying the dealer a commission (as outlined below) for the activation.

MobiFon pays a commission to the dealers for each contract customer acquired. The expected commission payable is recognised by MobiFon in the month of activation, although paid in instalments over 12 months. If the customer does not remain on MobiFon’s network for 12 months, then the amount of the commission payable is reduced. As a result, the amount recognised as an expense in the month of activation is reduced by an estimated deduction for customers expected to leave MobiFon during the initial 12 months, based upon historical experience. For example, the dealer may be entitled to a $30 commission on the activation which is receivable over 12 months. Assuming that historical experience has been that, on average, the dealers receive only 90% of the total commission for which they are eligible because of customer churn prior to the end of the 12 month service contract, the commission expense recognised in the month of activation would in this example therefore be $27.

The dealers also receive certain quarterly and annual bonuses for reaching sales targets. A portion of these bonuses are recognised as an expense and accrued for in the month of activation based on the estimated bonus for which the dealer will eventually qualify.

CONFIDENTIAL TREATMENT REQUESTED BY MOBIFON HOLDINGS B.V.

Beginning with our Transition Report on Form 20-F for the period from 1 January 2005 to 31 March 2005 to be filed in accordance with the relevant filing requirement, we will clarify our accounting policies to disclose that, although generally paid in instalments over 12 months, commissions to dealers are expensed when incurred.

Form 20-F for Fiscal Year Ended December 31, 2004
Schedule I – Condensed Financial Information of Registrant

3. We note that your audit report was signed by an audit firm based in Montreal, Canada. We also note that your corporate office is based in The Netherlands and your majority-owned subsidiary is based in Romania. Please tell us where the majority of the audit work was conducted and how you concluded that it is appropriate to have an audit report issued by an auditor licensed in Canada. In your response, please also address the Report of Independent Auditors contained in Exhibit 99.2 of your Form 6-K.

Response
At the request of previous management, Ernst & Young, Canada audited our 2004 parent only condensed (presented as schedule 1) and our consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). At the time of the request, our ultimate parent company, TIW, was a Canadian public company listed on the TSX exchange and was a SEC registrant with securities quoted on NASDAQ. TIW’s financial statements were audited by Ernst & Young, Canada. TIW was a holding company that held investments in operating companies in Romania and the Czech Republic. TIW’s investment in Romania was held through the Company which was acting as a holding company and a financing vehicle for TIW. The Company is incorporated in the Netherlands and our parent only financial statements prepared under Dutch GAAP were audited by Ernst and Young, Netherlands. In connection with their audit of TIW, Ernst & Young, Canada was already extensively involved in the conduct of the audit of our operating subsidiary in Romania due to their significant reliance on the Ernst & Young, Romania audit of that operating company. When the Company was formed in 2002, we assessed whether it would be appropriate for Ernst & Young, Canada, Ernst & Young, Netherlands or Ernst & Young, Romania to be the auditors and concluded that it was appropriate for Ernst & Young, Canada to be auditors for the reasons set out below.

  Strategic decisions regarding the Company’s affairs were determined after consultation with management of TIW which was mainly based in Montreal, Canada. In connection with their audit of TIW, Ernst & Young, Canada had full access to management of TIW. As indicated in Item 6 of our Form 20-F, the duties of the Board of Management of the Company during the period in which the Company was a subsidiary of TIW were carried out by the Board of Management of our then indirect parent company Telesystem International Wireless Corporation N.V (“TIWC”). TIWC’s Board of Management was composed of two individuals who were also acting in a similar capacity for TIW’s other Dutch holding companies. These two individuals were the only employees of the TIW Group located in the Netherlands and these individuals reported directly to TIW’s management in Montreal. As a result, the Company relied on TIW to perform certain services on its behalf. These were generally carried out in Montreal.

  As indicated in Item 16 of our Form 20-F, the Company delegated certain audit committee functions to the audit committee of TIW, including the pre-approval of audit and non-audit services. Accordingly, Ernst & Young, Canada reported their findings and conclusions of their audit of the Company’s US GAAP financial statements to the Audit Committee of TIW. Ernst & Young, Canada had full access to the members of this Audit Committee. In 2004, all of TIW’s Audit Committee meetings were held in Canada except for one meeting held in Romania. The engagement partner from Ernst & Young, Canada participated in all Audit Committee meetings.

  Ernst & Young, Canada’s audit consisted mainly of reliance on Ernst & Young, Romania with respect to the audit of the operating company and audit procedures carried out by Ernst & Young, Netherlands with respect to the audit of certain of the Company’s accounts on a non-consolidated basis. However, Ernst & Young, Canada also participated in the audit of the operating company. For example, a full time senior staff person from Montreal participated during the execution of the audit field work in Romania. The role of this senior staff person was to assist in the coordination, review and supervision of the execution of the audit by staff of Ernst & Young, Romania. The information system senior manager on the engagement was also from Ernst & Young, Canada. At the planning and interim field work stage of the audit, the engagement partner together with the audit senior manager and information

CONFIDENTIAL TREATMENT REQUESTED BY MOBIFON HOLDINGS B.V.

system senior manager from Ernst & Young, Canada travelled to Romania to meet with the local management of our operating subsidiary and their Ernst & Young representatives in Romania to establish the audit plan, review the interim work and to discuss significant accounting and auditing matters. At the conclusion stage of the audit, the engagement partner, the independent partner reviewer and the audit senior manager from Ernst & Young, Canada travelled to Romania and performed their review of the audit files and met with local management of our operating subsidiary to discuss their findings. TIW’s CAO attended those meetings with Ernst & Young, Canada.

  The audit work on the consolidation process including audit work related to the Company’s significant transactions (investments, divestitures, push-down accounting, etc.) was performed by Ernst & Young, Canada.

  Ernst & Young, Canada had the competence, expertise and the necessary registration to conduct this audit of our US GAAP financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Form 6-K filed on May 19, 2005
Exhibit 99.1 Operating and Financial Review and Prospects for the Year Ended December 31, 2004.
Change in Accounting Policies, page 7

4. Tell us if the lease renewals that you assumed for the purpose of estimating your SFAS 143 obligations are at the lessor’s option or within your control. Absent the indicators for reasonably assured lease renewals as contained in paragraph 5(f) of SFAS 13, we would presume the settlement date for a SFAS 143 obligation to be the lease termination date. Please advise or revise.

Response

In light of our operations being limited to providing voice and data services in Romania through our operating company MobiFon, we determined that our SFAS 143 asset retirement obligations associated with our tangible fixed assets were primarily related to our base station sites. MobiFon has a contractual obligation at most of its leased base station sites to remove equipment and restore the site to its previous condition.

We have only two classes of base station site leases; those with conditional renewal terms and those with no renewal terms. The conditional renewal terms generally specify the terms of the renewal of the lease and stipulate that unless either party takes affirmative action prior to expiry of the contractual lease term to avoid renewal, the lease will automatically renew on the prescribed terms. To renew leases with no renewal terms, the lease renewal needs to be actively negotiated.

As of the end of 2004, we have [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] base station site leases, of which [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] have conditional renewal terms and [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] have no renewal terms. During the four years ended 31 December 2004, we have had [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] leases with conditional renewal terms come to maturity and we renewed [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] of them or [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] . Furthermore, we have had [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] leases with no renewal terms come to maturity and we renewed [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] of them. This experience has shown that once MobiFon has a lease for a particular location, it is unusual for the landlord

CONFIDENTIAL TREATMENT REQUESTED BY MOBIFON HOLDINGS B.V.

not to allow the lease to be renewed as long as MobiFon is performing its obligations under the lease because it is unlikely that these sites present the lessor with an alternate source of revenue. Most of MobiFon’s sites are on rooftops, which would in most cases remain unused absent the base station site. It is not in our interest either to relocate these sites because they are chosen for optimal operation of our network. For these reasons, MobiFon intends to renew and believes it will be successful in renewing substantially all of its leases beyond the noncancelable lease term and the period for which it retains a unilateral renewal right, if any.

In determining the lease term under SFAS 13 paragraph 5, we include the fixed noncancelable lease term. We also include periods, if any, for which we have the unilateral right to renew and failure to renew would impose a penalty, economic or otherwise, such that, at the inception of the lease, renewal appears to be reasonably assured.

We believe that SFAS 143 paragraph 9 requires us to consider the probability that the majority of the base station site leases will be renewed in our estimate of our SFAS 143 asset retirement obligation. In applying SFAS 143 paragraph 9, we therefore take into account the probability of negotiating further renewals of the base station site leases. Based on our experience described above, the periods from lease inception to estimated removals used in the SFAS 143 calculation are generally longer than the lease terms used in our accounting for leases under SFAS 13. The estimated timing of removals extends beyond the noncancelable lease term and the period of time for which MobiFon retains a unilateral renewal right, if any, for the base station site lease. MobiFon has included years beyond the period for which it retains a unilateral renewal right because, as discussed above, MobiFon intends to renew and believes it will be successful in renewing substantially all of its leases beyond that period and MobiFon does not foresee the exit from many of its sites. However, we did not assume an indefinite renewal of the leases.

We also have SFAS 143 asset retirement obligations arising from leases of offices, stores and other real estate. At most of these properties, our contractual obligations relate primarily to restoring the leased premises to it original state which includes removing leasehold improvements, furniture and carpets and, if required, the repair of damages. The SFAS 143 accounting for these properties is similar to that for base station sites described above, except that the settlement date is estimated to be the end of the SFAS 13 lease term. We have limited the SFAS 143 settlement date to the SFAS 13 lease term for these properties primarily because we do not have the same expectation of renewal for virtually all of these leases because the locations of these premises are not as critical to the business as the base station site locations are and given the nature of the premises, the lessor has a likely alternative use.

Form 6-K filed on May 19, 2005
Exhibit 99.1 Operating and Financial Review and Prospects for the Year Ended December 31, 2004.
Non-GAAP Measures and Operating Data

5. We note your calculation of ARPU. Revise to disclose how you calculated the “impact of excluding in roaming and miscellaneous revenue”. Also provide the individual components of services revenue for the periods, which at a minimum should include, roaming and miscellaneous revenue. Describe why you believe it is appropriate to present such a measure exclusive of roaming and miscellaneous revenue.

Response
The “impact of excluding in roaming and miscellaneous revenue” is calculated as the quotient of in-roaming and miscellaneous revenue and the average number of subscribers for the period. “In-roaming” revenue is generated when customers of other networks use our network. Miscellaneous revenue relates to the provision of internet services, a peripheral business of ours which is not provided through our mobile network. When determining the average number of subscribers, we use the following definition:

A mobile subscriber is defined as a subscriber identity module (“SIM”), other than non-paying users such as employee or demo SIMs, which has access to the Company’s mobile network.

CONFIDENTIAL TREATMENT REQUESTED BY MOBIFON HOLDINGS B.V.

We understand that previous management have excluded in-roaming and miscellaneous revenue in the ARPU calculation because this revenue is not generated by subscribers (as defined above) but rather, in the case of in-roaming revenue, is generated by subscribers of other networks roaming on MobiFon’s network and, in the case of miscellaneous revenue, is not generated through the use of our mobile network.

In the future, we will disclose ARPU as the quotient of total GAAP measure for service revenue, including in-roaming and miscellaneous revenue, and average number of subscribers. As a result, in lieu of revising our disclosures in the 2004 20-F, we intend to include the following disclosure in our Transition Report on Form 20-F for the period from 1 January 2005 to 31 March 2005 to be filed later this year.

In previous periods, MobiFon has calculated ARPU as the quotient of GAAP service revenue excluding in-roaming and miscellaneous revenue and the average number of customers for the period. Subsequent to the acquisition by Vodafone International Holdings B.V., a subsidiary of Vodafone Group Plc, MobiFon now calculates ARPU as the quotient of total GAAP service revenue and the average number of customers for the period. This is equivalent to the “average monthly service revenue per subscriber for the period” presented in previous periods. A reconciliation of ARPU as presented and the new calculation for each of the three years ended 31 December 2004 and each of the eight quarters ended 31 March 2005 is shown in the tables below. The impact of excluding in-roaming and miscellaneous revenue is calculated as the quotient of in-roaming and miscellaneous revenue and the average number of customers for the period.

In $	Year ended 31 December
	2004	2003	2002

ARPU as previously reported	12.96	14.35	14.19
Add back: impact of excluding in-roaming and miscellaneous revenue	1.17	1.17	1.08

ARPU based on total GAAP service revenue	14.13	15.52	15.27

In $	Quarter ending 31 March		Quarter ending 31 December		Quarter ending 30 September		Quarter ending 30 June

	2005	2004	2004	2003	2004	2003	2004	2003

ARPU as previously reported	12.29	12.76	12.75	13.94	13.06	15.44	12.84	14.44
Add back: impact of excluding in-roaming and miscellaneous revenue	0.95	0.99	1.11	1.13	1.39	1.39	1.11	1.20

ARPU based on total GAAP service revenue	13.24	13.75	13.86	15.07	14.45	16.83	13.95	15.64

CONFIDENTIAL TREATMENT REQUESTED BY MOBIFON HOLDINGS B.V.

Form 6-K filed on May 19, 2005
Exhibit 99.1 Operating and Financial Review and Prospects for the Year Ended December 31, 2004.
Year ended December 31, 2003 Compared to Year Ended December 31, 2002, page 10

6. We note that your description of depreciation expense was affected by a change in the estimated useful lives of certain assets. Tell us your basis for the change and revise to provide the disclosures required by paragraph 33 of APB 20.

Response
The Company assesses the continuing utility and remaining useful economic lives of its network assets every quarter. As a result of such reviews, the Company identified a number of assets which were expected to be taken out of service earlier than originally estimated. Some of these assets were disposed of in 2003 and others were expected to be disposed of in 2004. The assets affected are mainly certain network assets, a billing system, voice mail system and software. In accordance with APB 20, the company accounted for the change in estimated useful economic lives of these assets prospectively.

The following is an excerpt from our 2003 Annual Report on Form 20-F1.

The Company undertook a review of the remaining useful lives of certain of its assets based on the current and expected future technical condition and utility of the assets. As a result, effective October 1, 2002, the Company changed the estimated useful lives of certain of these assets reported with[in] network equipment and with[in] computer equipment and software, and continued to periodically reassess the carrying value of such assets. This has resulted in an increase in depreciation [and amortisation] expense in 2003 of approximately $13.3 million (2002: $3 million).

As this information has already been presented to the users of the financial statements in our 2003 Annual Report on Form 20-F, we do not believe it necessary to revise the Form 6-K filed on 19 May 2005. In the future we will work to ensure that required disclosures are maintained in the financial statements until the related period is no longer presented.

Exhibit 99.2 Consolidated Financial Statements
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies, page 7
Foreign Currency Translation, page 7

7. Tell us how you determined that the U.S. dollar is your functional currency following June 30, 2003. Refer to page 5-9 of SFAS 52 in your response.

Response
In the summary of accounting policies included in the section of the Form 6-K referenced above, we disclosed:

Romania had a highly inflationary economy until June 30, 2003 and accordingly, the financial statements of MobiFon for periods prior to June 30, 2003 were re-measured using the U.S. dollar as the functional currency. U.S. dollar transactions are shown at their historical value. Monetary assets and liabilities denominated in local currencies are translated into U.S. dollars at the prevailing year-end exchange rate. All other assets and liabilities are translated at historical exchange rates. Results of operations have been translated using the monthly average exchange rates. Translation differences resulting from the use of these different rates are charged to income.

As of June 30, 2003, the cumulative inflation in Romania for the last three years was below 100% and consequently, Romania ceased to be defined for accounting purposes as a highly inflationary economy. An assessment as to which currency is MobiFon’s functional currency was made based on the collective economic factors of the environment in which it operates and the U.S. dollar has been determined to continue to be its functional currency.

[1] Included in note 5 on page 11 of exhibit 99.2 to form 6-K filed on 19 May 2004 and incorporated by reference into the Holding’s Annual Report on Form 20-F for the year ended 31 December 2003. The language in square brackets corrects typographical errors in the original document.

CONFIDENTIAL TREATMENT REQUESTED BY MOBIFON HOLDINGS B.V.

In accordance with FAS 52 paragraph 5, an entity’s functional currency is the currency of the primary economic environment in which the entity operates; normally, that is the currency of the environment in which an entity primarily generates and expends cash.

Appendix A of FAS 52 identifies six economic factors which should be considered both individually and collectively. An analysis carried out in 2003 of these six factors in set out in the table below.

	Indicators suggested by FAS 52	MobiFon (up to 30 June 2003)
1.	Cash Flow
  Cash flows related to receivables are primarily in Romanian Lei (“ROL”), except for those from roaming; however, a significant portion of the daily cash receipts in ROL is converted into USD within short period of time (normally, on the same day)
  Cash flows related to purchases of inventory and network assets are primarily in USD and EUR
  Cash flows relating to purchases of services (interconnection, roaming, rent, maintenance, salary etc) are in mixture of ROL, USD and EUR
  Cash flows relating to quarterly settlement of loan and swap interest are in USD

2.	Sale Price
  Fees and tariffs of all bill plans (post-paid and pre-paid) are expressed in USD
  Tariffs for national interconnection are primarily expressed in USD. Tariffs for international interconnection and roaming are primarily expressed in EUR and Special Drawing Rights (“SDR”), respectively
  Sale price for handsets and ISP equipment are determined based on USD
  Contract price for other corporate communication services (e.g. VPN, Internet etc) are determined primarily in USD and some in EUR
  As required by the law, domestic customers are invoiced in ROL, being billable amount in USD multiplied by the exchange rate prevailing at the invoice date. The invoices are denominated in both USD and ROL. The customers would pay the same ROL amount as stated in the invoice regardless the payment date; the settlement amount in ROL is not dependent on the change in ROL/USD reference exchange rate

3.	Sales Market	The sales market is primarily in Romania.
4.	Expenses
  Tariffs for national interconnection are primarily expressed in USD. Tariffs for international inter-connection and roaming are contracted primarily in EUR and SDR, respectively
  Other costs of service revenue (e.g. site rental, office space, maintenance, spectrum fee etc) are contracted primarily in USD and EUR, but invoices/payments will be in ROL (being USD equivalents at the invoice date exchange rate) for domestic suppliers
  Employee-related costs are payable/paid in ROL, but the amounts are fixed/determined in USD
  Dealers' commission and bonus rates are fixed in USD
  Advertising and marketing expenses are contracted primarily in USD and EUR
  Acquisition prices for handsets, ISP equipment and network assets are contracted primarily in USD and Euro. Starting in 2003, forward contracts are used to hedge material handsets purchases in Euro for EUR/USD exchange rate exposure, which effectively fix the transactions in USD

CONFIDENTIAL TREATMENT REQUESTED BY MOBIFON HOLDINGS B.V.

	Indicators suggested by FAS 52	MobiFon (up to 30 June 2003)
The GSM license fees (USD 75 million in total) were charged and paid in USD. Romanian Government will auction UMTS license (estimated at USD 35 million) in USD
5.	Financing	Senior credit facility is denominated in USD. Both principal and interest are serviced in USD Interest rate swaps are denominated in USD Sale-and-leaseback financing is denominated in USD
6.	Inter-company Transactions and Arrangement	All transactions and related cash flows were denominated in USD

Based on the analysis above, the functional currency of MobiFon is USD because the operating, investing and financing activities of MobiFon have been carried out primarily in a USD-dominant environment and, as noted above, although revenue is mainly generated from the domestic market with cash flow in ROL, prices are established in USD and the invoices converted to ROL solely to comply with Romanian legal requirements. Management periodically re-assesses the economic environment in which MobiFon operates and noted that through December 2004 there have been no fundamental changes that would imply that the USD is no longer the functional currency.

In conjunction with the acquisition by Vodafone on 31 May 2005, Vodafone has performed an analysis of MobiFon’s functional currency which also continues to support using the USD as functional currency.

Exhibit 99.2 Consolidated Financial Statements
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies, page 7
Loyalty Programs, page 8

8. We note that you record an expense for the cost of redemption of the subject awards, with the exception of that portion which is applied towards the purchase of a handset in conjunction with the signing of a 12-month contract which is deferred until the handset sale and related redemption takes place. Tell us why you believe it is appropriate to defer a portion of these costs and refer to your basis in the accounting literature. Tell us your basis for accounting for the cost of redemption as an expense instead of a reduction in revenue.

Response

Our customer loyalty reward program was initiated on 20 January 2004. Customers earn points based on amounts spent on MobiFon products and services and usage of certain services. If not in arrears on billing and after one year as a MobiFon customer, a customer can redeem the points as a fixed monetary reduction on phones, accessories, and airtime. Contract customers earn loyalty points worth 3% of the amount of each invoice.

We record a provision for the expected costs to be incurred on the redemption of the points. The expense related to this provision is recorded as the points are earned with the exception of the portion expected to be applied towards the purchase of a handset in conjunction with the signing of a 12 month service contract which is deferred until the handset sale and related redemption takes place. The costs related to these handsets were deferred on the basis that when the customer redeems the points for such a handset, they are bound to an extension of the service contract for 12 months. The profits on the service contract are

CONFIDENTIAL TREATMENT REQUESTED BY MOBIFON HOLDINGS B.V.

expected to more than offset the cost to MobiFon of providing such a subsidised handset and the intention of the loyalty program is to generate future revenue by maintaining the customer relationship.

We note that the Emerging Issues Task Force (EITF) discussed the accounting for loyalty points and other similar awards. In Issue 1 of EITF 00-22 the EITF discussed how a vendor should account for an offer to a customer, in connection with a current revenue transaction, for free or discounted products by the vendor that is redeemable only if the customer remains a customer for a specified period of time. No consensus on this issue was reached, deliberations were delayed until resolution of EITF 00-21 and eventually, EITF removed the issue from its agenda.

We believe that classification as an expense in the income statement is more consistent with the presentation of the Company’s obligation under the loyalty point program as a liability rather than as deferred revenue. Furthermore, we believe the earnings process is substantially complete upon delivery of the product or use of services in a transaction for which loyalty points are awarded because the cost of the benefits earned by our customers is not significant compared to the sales volume required to earn an award.

Following the acquisition of the Company by Vodafone, we have changed our accounting policy to conform to that of Vodafone. This revised policy is consistent with that of MobiFon except that the estimated cost of all loyalty points expected to be redeemed is recognised when the points are earned and no costs are deferred.

We expect to record this voluntary change in accounting policy in accordance with APB 20 and SFAS 3 as a cumulative effect of a change in accounting principle as of the beginning of our new fiscal year on 1 April 2005. The change will be first reported in our quarterly filing for the three months ended June 30, 2005 to be filed in accordance with the relevant filing requirement. We estimate the effect of this change before income taxes to be approximately $2.3 million.

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As mentioned above, the Company was acquired by Vodafone on 31 May 2005 and Vodafone is conducting a review of our accounting policies and reporting. We would like to take this opportunity to inform the Staff of the main changes we will be making to the Company’s reporting in addition to those discussed above. The review is still ongoing. The changes identified to date are summarised below.

1.	We expect Deloitte & Touche, London will be the Principal Accountant for the Company.

2.	In the future, we will reclassify minority interests from a component of total liabilities to a mezzanine level between liabilities and equity.

3.

Under the terms of its 12.5% Senior Notes (the “Notes”), the Company is required to maintain a “debt service reserve account” which must hold sufficient monies to pay interest due on the Notes for the next two payment dates. This account is shown in the balance sheet as “short-term investments-restricted”. In the cash flow statement for the two years ended 31 December 2004 the Company has shown payments into this account and from this account within financing activities as the Company believes the maintenance of this account is solely for financing purposes.

We have become aware of recent interpretations regarding the appropriate classification of cash flows related to restricted cash and restricted investments. We now understand that, although these investments and related cash flows are governed by the Notes and are directly related to financing activities, it is preferable to account for cash flows related to the restricted investments in a similar manner to cash flows relating to other investing activities. Accordingly, we will present future cash flows related to these restricted investments with investing activities. Prior periods will be reclassified to conform to current period presentation. We have consulted with our former auditors Ernst & Young, LLP on this matter and they concur with the proposed accounting treatment.

CONFIDENTIAL TREATMENT REQUESTED BY MOBIFON HOLDINGS B.V.

4.

As disclosed in our Annual Report on Form 20-F for the year ended 31 December 2004 the Company is included in ClearWave consolidated tax return. Under the tax sharing agreements in place as of December 2004, the Company is able to charge ClearWave for the benefits ClearWave receives from the Company’s inclusion in the consolidated tax return. The chargeable benefit is determined as the difference between ClearWave’s tax position with and without inclusion of the Company’s tax deductions in the calculation.

These tax benefits related entirely to the interest charged by ClearWave on the intercompany loans as ClearWave would not otherwise have had any taxable profits. Accordingly, we previously recorded these benefits as part as a separate line item, “Income tax benefits sold to the parent company”, placed immediately after the interest expense and income lines, in the determination of income before income taxes and minority interests. We believe these benefits arise on the application of the standalone method of determining income tax discussed in SFAS 109 paragraph 40 and SAB Topic 1.B Question 2 and should therefore be shown within the income tax line of the statement of income. Accordingly, we intend to show these benefits in future filings within the income tax line. Prior periods will be reclassified to conform to current year presentation. We have consulted with our former auditors Ernst & Young, LLP on this matter and they concur with the proposed accounting treatment.

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We are available to discuss any of the foregoing with you at your convenience.

We hereby request confidential treatment of portions of this letter that are identified as confidential bearing stamp numbers MF-1 through MF-16. We make this confidential treatment request under the Freedom of Information Act (the “FOIA”) pursuant to Title 17 C.F.R. §200.83. It is our understanding that, pursuant to the FOIA regulations, (i) no determination as to the merits of our request for confidential treatment will be made at this time and (ii) if the Staff receives a request for any of the information subject to this request for confidential treatment, we will be notified and provided with the opportunity to substantiate our request for confidential treatment. If you have any questions relating to this request for confidential treatment, please feel free to call Kathryn A. Campbell at +44 207 959 8580. She may also be reached by facsimile at +44 207 959 8950 and by email at campbellk@sullcrom.com. Alternatively, you can contact Michiel Heere at +31 104 987 727 and by email michiel.heere@vodafone.com.

Yours sincerely,

/s/ M L J M Heere Michiel Heere Chief Financial Officer	/s/ E A J de Rijk Erik de Rijk Chief Executive Officer

cc:	Kyle Moffatt, US Securities and Exchange Commission
Kathryn Jacobson, US Securities and Exchange Commission
Robbie Barr, Vodafone Group Plc
Kathryn A. Campbell, Sullivan & Cromwell LLP
Vince Niblett, Deloitte & Touche, LLP
Patrick Bosse, Ernst & Young, LLP